Exhibit 99.1

Ballard Secures 4.8MW Order from Siemens Mobility to Power Hydrogen Trains in Romania

24 FCrail™ fuel cell modules will power 12 Mireo Plus H trains, Romania's first hydrogen fleet and the platform's largest deployment to date.

VANCOUVER, BC, Oct. 6, 2026 /CNW/ -  Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order for 24 x FCrail™ 200 kW fuel cell modules from Siemens Mobility GmbH ("Siemens Mobility"; www.mobility.siemens.com), a leader in rail automation and electrification.

The order, totaling 4.8 MW, is expected to power 12 Mireo Plus H hydrogen passenger trains for Romania's Railway Reform Authority (ARF).  This represents the largest commercial deployment of the Mireo Plus H platform to date, the first outside of Germany, as well as the first fleet of Mireo trains in Eastern Europe. Fuel cell engine deliveries are scheduled for 2027 and 2028, with the fleet expected to enter passenger service in 2029.

This order deepens the long-standing collaboration between Ballard and Siemens Mobility, building on a multi-year supply commitment established in 2022. As Siemens Mobility expands its hydrogen rail fleet, this new order leverages the proven success of earlier Mireo Plus H deployments in Germany, reflecting the trusted performance and reliability of Ballard's fuel cell technology in the demanding rail sector.

A Siemens Mobility Mireo Plus H hydrogen train, powered by Ballard FCrail™ fuel cell engines. Photo credit: Siemens Mobility GmbH

"We are grateful for our partnership with Siemens Mobility and their passionate commitment to expanding zero-emission rail technology across Europe. Together, we are innovating and delivering clean transport solutions that are leading the industry. This order is the largest deployment of the Mireo Plus H fleet and we are proud to work side by side with Siemens Mobility to deliver the future - today." Marty Neese, CEO, Ballard Power Systems

"With this order, we will introduce our proven and trusted Mireo trains as well as hydrogen- powered rail transport to Eastern Europe. The 12 Mireo Plus H trains will make up Romania's first hydrogen-powered train fleet, based on our reliable Mireo platform and the successful deployment of this technology in Germany," said Thomas Graetz, Head of Regional and Commuter Rail at Siemens Mobility.

Trains powered by Ballard fuel cells offer safe and reliable zero-emission operations, including long range, fast refueling and flexible operation across a wide variety of routes and environmental conditions, acting as a 1:1 replacement of diesel engines on non-electrified rail lines.

About Ballard

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product and service attributes, product deliveries, and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information
Sumit Kundu - Investor Relations, +1.604.360.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 22:30e 06-OCT-26